                                                                                 EX-99.B(h)capappreimb

EXPENSE REIMBURSEMENT AGREEMENT

         EXPENSE REIMBURSEMENT AGREEMENT, by and between Ivy Funds Distributor, Inc. ("IFDI") and Waddell & Reed Services Company ("WRSCO"), and Ivy Funds, Inc., on behalf of its series designated Ivy Capital Appreciation Fund (the "Fund").

         WHEREAS, Ivy Funds, Inc., a Maryland corporation, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-ended management investment company of the series type, and the Fund is a series of Ivy Funds, Inc.; and

         WHEREAS, Ivy Funds, Inc. and IFDI and/or WRSCO have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of Class A shares of the Fund at a level below the level to which Class A shares of the Fund may normally be subject;

         NOW THEREFORE, the parties hereto agree as follows:

1.	Reimbursement of Expenses.

1.1

Applicable Reimbursement Level and Term of Reimbursement. For the period through July 31, 2007, IFDI and/or WRSCO agrees to reimburse sufficient 12b-1 and/or shareholder servicing fees to cap the expenses for its Class A shares at 1.35% (the "Reimbursement Amount").

1.2

Payment of Reimbursement Amount. To effect the expense reimbursement provided for in this Agreement, the Fund, on behalf of its Class A shares, may offset the appropriate Reimbursement Amount against the 12b-1 and/or shareholder servicing fees payable under the 12b-1 Plan and/or the Shareholder Servicing Agreement. Alternatively, the Reimbursement Amount shall be paid monthly by IFDI and/or WRSCO within the first 10 days of each calendar quarter.

2.	Termination and Effectiveness of Agreement.

2.1

Termination. This Agreement shall terminate with respect to Class A shares of the Fund upon termination of the Fund's 12b-1 Plan and/or the Shareholder Servicing Agreement or on July 31, 2007, whichever comes first.

	2.2	Effectiveness. This Agreement shall be effective August 1, 2006.

3.	Miscellaneous.

	3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2

Interpretation. Nothing contained herein shall be deemed to require Ivy Funds, Inc. or the Fund to take any action contrary to the Ivy Funds, Inc. Articles of Incorporation or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Directors of Ivy Funds, Inc. of its responsibility for and control of the conduct of the affairs of Ivy Funds, Inc. or the Fund.

3.3

Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the 12b-1 Plan and shareholder servicing fees, the computations of net asset values, and the allocation of expenses, having a counterpart or otherwise derived from the terms and provisions of the 12b-1 Plan, the Shareholder Servicing Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the 12b-1 Plan, the Shareholder Servicing Agreement or the 1940 Act.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of May 24, 2006.

IVY FUNDS, INC., on behalf of its series,
IVY CAPITAL APPRECIATION FUND

By: /s/Kristen A. Richards
Kristen A. Richards, Vice President

IVY FUNDS DISTRIBUTOR, INC.

By: /s/Thomas W. Butch
Thomas W. Butch, President

WADDELL & REED SERVICES COMPANY

By: /s/Michael D. Strohm
Michael D. Strohm, President